MingZhu Logistics Holdings Limited

27F, Yantian Modern Industry Service Center

No. 3018 Shayan Road, Yantian District

Shenzhen, Guangdong, China 518081

March 9, 2021

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Karina Dorin

Re:	MingZhu Logistics Holdings Limited
Registration Statement on Form F-1
Filed March 9, 2021, as amended
File No. 333-253950

Dear Ms. Dorin:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, MingZhu Logistics Holdings Limited hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. ET on March 9, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Jinlong Yang
Jinlong Yang
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Schiff Hardin LLP